INVEST IN **ECOSAVE TECHNOLOGIES (EST CORE™)**

Protecting Our Oceans & Waterways from Hazardous Pollution



ecosavetech.com San Diego, CA

Highlights

1. EST CORE™ technology exceeds EPA standards for ocean discharge.
2. Independent lab tests prove 99.99%+ removal of hydrocarbons and 84%+ removal of other toxins.
3. Three-phase approach developed for $200B+ addressable markets.
4. Partnerships with Ardurra & Falcon Strategies allow us to attain & execute contracts immediately.
5. Dynamic team with key expertise in engineering, business, patents, biotechnology, sales & marketing.
6. Valuable patented equipment & systems allow for internal growth as well as licensing opportunities.
7. Invited to pursue large grant opportunities with the Port of San Diego and non-DOD Coast Guard.
8. Key strategic contacts: Scripps Oceanography, UK Consulate, SD Airport Authority, UCSD i4X Program.

Featured Investor



Brandy Murinchack Follow Invested $50,000
Syndicate Lead

I am a co-owner of a durable medical equipment company. I have been in the industry for 27 years in the San Diego area.

"I believe in saving our oceans. Clean water is essential for everyone, our planet, humans and animals. It has been polluted far too long. It is our responsibility to maintain and respect our precious world. I believe EcoSave Technologies will revolutionize oil spill clean ups, protect our ocean and

Technologies will revolutionize oil spill clean ups, protect our ocean and waterways from storm drain pollution. Additionally, it will make coolant last 10x longer in industrial business settings, leading to cleaner and safer workplace environments and saving as much as 90% of coolant related costs."

Our Team



Benjamin "Benny" Gurfinkel   Founder & CEO

An environmental innovator who invested his own funds to develop EST CORE™ patented technology, Benny gained deep industry experience while employed at companies like Israeli Electric Company, NASSCO, Solar Turbines Caterpillar, and General Dynamics.



Joseph Dolin   President

A seasoned executive with 30+ years in sales leadership, Joe is a long-time business figure (B.S. from Queens College) who has grown and managed organizations in industries like hospitality and food. He is also an avid ocean conservationist.



Bruce Greenhaus, Esq.   VP / Legal Counsel

Our in-house legal strategist, Bruce is a patent attorney with 30+ years in IP law, including as former Chief Patent Counsel at a major semiconductor company (Entropic) and legal roles at Qualcomm. He holds a J.D. and a degree in electrical engineering.



Joe McAlexander   VP / Corporate Business Development

A registered Professional Engineer and innovation consultant with over 50 years of experience, Joe is the President of McAlexander Sound Inc and brings a wealth of technical expertise and business acumen, having guided numerous tech projects globally.



David Nativ   VP / International Business Affairs

With 35+ years in global business development, engineering & operations, David has co-founded companies in fields ranging from computers to business consulting, and has led large infrastructure projects in the U.S., Israel, and Panama.



Moshe Dreyfuss, Ph.D., MSPH, MS   VP / Product Development and Analysis

As a microbiologist for the U.S. Department of Agriculture for over 20 years and former Professor at the Baltimore City Community College, Moshe brings extensive expertise in pathogens identification, laboratory analysis and field investigations.



Aaron Wolpoff, MBA   VP / Chief Marketing Officer

Aaron is a 20+ year marketing veteran & a pioneer of IoT & the SaaS business model, which are both ubiquitous in today's business landscape. He brings a wealth of marketing knowledge & hands-on experience growing clean energy and future-forward companies.



Adel Ibrahim   Marketing Coordinator

Adel is a recent MBA graduate with a focus in marketing and experience in brand strategy & digital campaigns. He contributes to the company's sustainable marketing initiatives and strategic growth efforts, supporting our ongoing initiatives and programs.

Clean Water for a Sustainable Future



Do you want cleaner oceans? So do we. But every single day, polluted water enters our oceans and waterways. The problem gets worse, not better. Until now. We can **clean polluted water** right at the source. And there's **a huge market for** our solution. But we don't want to do this alone. With our **rapidly growing support base**, we're turning to **investors like you** who want to make a difference with **our cutting-edge company**. Let's do this together!

The Problem

Our oceans and waterways are under constant threat from pollution:

- Ocean oil spills are unfortunately all too common.

- Everyday rain mixes with ground contaminates and pollutes our stormwater.

- Improper handling of industrial coolant contaminates local rivers.

The technology currently used to address these ecological issues is costly, wildly ineffective, and produces a tremendous amount of preventable hazardous material.

These issues currently involve expensive clean-up efforts, large fines and penalties for companies and municipalities, AND most importantly -- devastating consequences for our delicate ecosystems and marine life.

The Three Areas of Major Concern:

1) Storm Drains: Existing storm drains are specifically designed solely to prevent flooding. They are not equipped to filter out the debris, hydrocarbons, and other harmful chemicals which currently **flow freely into our oceans and waterways**.

- Currently available solutions? Some municipalities have resorted to covering storm drain inlets with plastic during heavy rain, or simply ignoring the problem, both of which can violate EPA regulations and lead to sizable fines and penalties. The only other option they've had, until now, involves **investing tens of millions** into water treatment facilities. This solution has proven to be so **excessively expensive** that most municipalities can't or don't pursue it.

- Along with environmental consequences of ignoring this problem, the EPA has introduced civil and criminal actions against municipalities and other entities for environmental violations. The city of Houston, TX was recently cited and forced to pay $4.4 million in penalties and invest an additional $2 billion in sewer technology to prevent future violations. Local and regional governments will have to take measures to avoid a similar fate.

Storm Drains Only Prevent Flooding

They do not clean, purify, or process storm water in any way



Rainfall Occurs
Water collects on streets

Polluted Runoff Forms
Contaminants mix with water

Drains Transport Pollutants
Water flows into drains

Pollutants Enter Waterways
Contaminants reach oceans/rivers

2) Oil Spills: As we've seen all too often, one tanker accident can release tens of thousands of gallons of crude oil into the ocean, subjecting birds, fish and other marine life to toxic sludge. The damage is long term and far reaching – habitats devastated, commercial fishing and fisheries destroyed, endangered coral reefs, and jeopardized coastlines. There have been 37 large (7 metric tons+) oil spills in just the 2020's, resulting in costly cleanup efforts that collect mostly water. Even with the excessive amount spent on these efforts, it results in ZERO usable oil recovered.



Impact of Oil Spills on Marine Environment

On top of the obvious ecological damage, oil companies currently spend **hundreds of billions** annually in insurance and oil spill clean-up, not to mention fines and penalties, for the worldwide transport of crude oil. To add insult to injury, all of the oil spilled into our oceans is deemed a loss, and what is recovered must be disposed of as "hazardous material."

3) Industrial Wastewater: Machine shops and factories use water-based coolants and solvents that quickly foul with oil and bacteria. As a result, these companies must frequently dispose of contaminated liquids as hazardous waste, which is **time-consuming, expensive,** and potentially **even dangerous.** Excessive disposal costs can lead some companies to take shortcuts and clean less frequently, which increases the potential for employee health concerns and environmental disasters.



Industrial Wastewater Management Cycle

Industrial runoff, spills, and byproducts pose serious environmental and public health challenges. Without effective intervention and more viable solutions, we face toxic rivers and oceans, poisoned drinking water, and long-term damage to ecosystems and infrastructure.

Our CORE Solution

- **EST CORE™** is a high-efficiency **water processing system** developed by EcoSave Technologies. It can be installed in storm drains, interceptors, vessels, or machine shop equipment to **instantly separate** clean water from contaminants.

- **How It Works:** EST CORE™ combines:

- unique physical equipment

- our precisely engineered medium (barrier)

- our specially developed process



Our system allows for particle separation and causes molecular bonding to **trap debris, oil/hydrocarbons, and chemicals,** while allowing just clean water flow through. And our new extensive patent pending is intended to guarantee broad protection of both our medium AND the entire process in the US and in international markets.



EST CORE Water Treatment & Restoration

Particle Separation
Initial separation of particles from water

Clean Water Flow
Purified water flows through

Proven Effectiveness
Demonstrated removal of pollutants from clean water

Molecular Bonding
Traps and contains oils, trash, and chemicals

EPA Standards Compliance
Meets & exceeds strict environmental standards

- **Our Advantage:** EST CORE™ exceeds EPA standards for direct ocean discharge. It returns **clean water** instantly to the source while keeping the contaminants separate for sale or concentrated disposal. There is no need to store or pay for disposal of the contaminated water or coolant.

- EST CORE™ is able to process the overwhelming majority of what is deemed "hazardous material," and clean it. This is tremendously financially beneficial in reducing disposal costs and greatly ecologically beneficial in minimizing the overall amount of hazardous material created.

- EST CORE™ and its groundbreaking technology has been proven in numerous real world applications and is scalable and customizable for specific ecological and business requirements.

- **Proven Effectiveness:** In **independent lab tests**, EST CORE™ **virtually eliminated** oil and toxic pollutants from water, conclusively showing **over 99.99% of hydrocarbons removed!** Lab results confirm that EST CORE™ can take filthy, polluted, chemically contaminated water and make it clean to **a level unattainable** by any other known technology.

Contaminant Reduction Effectiveness of EST CORE™


~ 100% GONE
Phosphates


~ 100% GONE
Nitrates


~ 100% GONE
Nitrites


99.99%
Oil/Hydrocarbon


99%
Fe
Iron


98%
Zn
Zinc


98%
P
Phosphorous









90%
Pb
Lead
89%
Cr
Chromium
87%
S
Sulfur
84%
K
Potassium

The visual above shows the results achieved by equipment featuring our EST CORE™ technology.

Traction

EcoSave's EST CORE™ technology is **already in use** and backed by experts:

- **Case Study** (municipal storm drains) Our EST CORE storm drain installation in Ocean Gate, New Jersey has been **operational for 14 years**, protecting Barnegat Bay. This interceptor has trapped debris, biomass, oil/hydrocarbons, and other chemicals before these hazards enter the bay.

"Looking at the results, your system does a great job of reducing the nutrient flow into Barnegat Bay!"

- Mark Feitelson, President, Precision Analytical Services Inc. (Independent Lab)

- Our priority market opportunity is Municipal Storm Drains & Interceptors, as determined by our Executive Board. We perceive these opportunities to be more abundant and attainable as well as **immediately executable.** We intend to pursue these contract opportunities first, with the objective of creating the fastest pathway to a growing and steady revenue stream.
- **Deepwater Horizon Spill:** In one of the worst oil spills in history, our First Response Vessel featuring EST CORE™ returned processed water back to the ocean with a minuscule 3.11 ppm oil while saving the recovered oil as a usable/sellable product. With our method, we did not have to stop our clean up efforts for hours, like other vessels, to return to shore to dispose of any hazardous waste. And EST CORE™ delivered water nearly **50 times cleaner than** the EPA legal limit of 150 ppm oil allowed for ocean discharge! Major industry players have taken note – EcoSave Technologies has engaged in conversation with **BP** on these results, and opportunities await for our vessels and EST CORE™ in global oil spill response.
- **Industrial Use: Solar Turbines** (a large manufacturer) has used our EST CORE™ powered **Hydro-Clean** units for recycling machining coolant. The result: cleaner coolant and substantial savings. A typical machine shop with 60 machines could save in excess of **$500,000 in one year** by reusing processed and cleaned coolant instead of constantly replacing it – a huge validation of our value proposition in industrial applications.

Along with accomplishments like these, we've built momentum through **key partnerships** that build credibility and trust, open doors, and make our projects instantly viable.



Strategic Business Partnerships

Ardurra Group (**Top 500** Engineering Firm for Water Projects)	Falcon Strategies (Lobbying Firm)	Double Zebra (Marketing Company)	Chamber of Commerce (San Diego Region)	American Public Works Association
Ardurra Group's expertise in engineering and water infrastructure projects makes them a **key partner** in scaling EcoSave Technologies' solutions into **large-scale** municipal, industrial, and environmental projects across the U.S.	Falcon Strategies' **strong relationships with lawmakers** allow EcoSave Technologies to **advocate for policy changes, secure funding, and gain regulatory support** for expanding eco-friendly water cleanup solutions.	As specialists in **innovative marketing**, Double Zebras plays a crucial role in positioning EcoSave Technologies as an **industry leader**. They provide strategic guidance in **branding, investor outreach,** and **market expansion**, helping us effectively communicate our impact and solutions.	We have access to **San Diego's business ecosystem**, fostering connections with **local industry leaders, policymakers, and investors**. The Chamber's support strengthens our ability to **form partnerships, influence policy, and drive business growth in the region**.	We are connected with **public sector decision-makers and infrastructure leaders**. This partnership provides opportunities to **integrate our water cleanup technology into municipal projects, government initiatives, and large-scale public works programs** focused on sustainability.

Along with assembling a dynamic team of experts for our Executive Board of Directors, we have built relationships with leading Businesses and Associations, which helps to ensure that EcoSave Technologies stays on track for growth and success.

Business Model

With **increasing environmental regulations**, steep **EPA fines**, public demand for **corporate responsibility**, and a universal recognition that clean water is a precious resource, the world is longing for our solution. *To be clear, we are not creating a market out of thin air – we are providing what we believe is a vastly superior solution to already existing, urgent, and unfulfilled needs in the enormous global environmental marketplace.*

EcoSave Technologies has a **robust plan** to generate revenue by deploying EST CORE™ technology across three phases, each unlocking a major market:

1. **Phase 1 – Storm Drains & Interceptors:** When we raise sufficient capital investment, we will have what we need to customize, manufacture, and install EST CORE™ units inside existing storm drains, and/or strategically place interceptors at outfalls to **prevent pollution at the source.** Revenue will come from municipal installation projects and ongoing maintenance service contracts, delivering a much-needed **end-to-end solution.** Given that our meaningful results greatly exceed those of all other known options and are far less expensive, we are **prepared and positioned** to capture a significant share of **municipalities'** sizable **stormwater budgets.**

2. **Phase 2 (est. 2028)– Oil Spill Response: "First Response" cleanup vessels** equipped with EST CORE™, to be sold or leased to governments and oil companies. We intend for customers (like Coast Guards, tanker fleets, offshore rigs) to purchase our specially outfitted first-response cleanup boats (or license our technology) as part of their emergency response equipment. Because EST CORE™ separates oil on-board and stores the oil as a still-usable product, our unique solution is a value proposition, meaning faster, cheaper cleanups with **ZERO hazardous waste** disposal involved.

3. **Phase 3 (est. 2028) – Industrial Systems: "Hydro-Clean"** machines for factories, machine shops, and even agriculture will continually filter and rejuvenate industrial fluids (coolants, wash water, etc.) using EST CORE™. Companies will save money by reusing processed and cleaned water/coolant and staying compliant with environmental regulations. We will earn recurring revenue through countless use cases (ex: automotive shops, factories, manufacturing plants) – each adding to EcoSave Technologies' projected revenue streams.



EcoSave Technology's Strategic Expansion Plan

PHASE 1
Storm Drains & Interceptors
Initial implementation for pollution prevention to our oceans & waterways

PHASE II
Oil Spill Response
Enhanced cleanup capabilities for emergencies with ZERO hazardous material waste

PHASE III
Industrial Systems
Continuous fluid processing and reuse leading to waste reduction & cost savings

Forward-looking statements are not guaranteed.

Opportunity Size

Phase 1: Our initial goal is to secure EST CORE™ deployments in 30 major municipalities by 2028, with each contract valued at $1–5 million– a substantial initial pipeline. In the United States alone, there are **hundreds of millions** of storm drains and outfalls that need retrofitting to meet new pollution standards – **hundreds of billions of dollars** of addressable market for municipal stormwater solutions. Our close partnership with Ardurra allows us to not only deploy solutions immediately throughout the United States, but long term, internationally as well.

Strategic Deployment and Revenue Goals
(Mid 2025 - Early 2028)



Municipalities	Contract Value	Revenue Goals
Targeting 30 major cities for deployment	Average contract valued between $1–5 million	Average projected gross revenue of $90 million

Forward-looking statements are not guaranteed.

Phase 2: The **oil spill response market** is enormous – oil companies and governments worldwide spend billions on spill prevention and cleanup equipment. Currently, oil companies pay an estimated **$25 billion** in just direct insurance costs for the transport of **$7.75 trillion** worth of oil annually. The devastation of incidents like Deepwater Horizon (2010) or Exxon Valdez (1989) led to stricter regulations and an international demand for better first-response tools. Yet in 2024, six large oil spills were reported where an excess of 7 metric tons of oil spilled into our oceans, EACH!

Our technology can drastically reduce the time and cost of cleaning up oil spills. We are uniquely positioned and aligned to save oil companies **hundreds of billions** in cleanup and insurance costs annually, and trillions over the next 20 years. We intend to be right in the center of a **$150 billion+ annual global market**, currently addressable only by our EST CORE™ technology, when considering equipment, services, and prevention of environmental liability.

Phase 3: The **industrial water/coolant treatment market** (recycling coolants, treating wastewater) is a **$10 billion+** segment, and growing, as industries seek better solutions for sustainability and cost savings. From manufacturing plants to large farms, companies are looking for on-site contamination solutions in order to cut costs, avoid being labeled "**gross polluters**" by the EPA, and escape the hefty fines associated with that designation. Machine application of our technology is the easiest to deploy, and we anticipate a relatively passive revenue stream through leasing and licensing deals throughout this phase.

With a total addressable market in the **tens of billions of dollars**, our advanced technology should allow us to capture a reasonable market share, which would also yield tremendously significant returns.

Forward-looking statements are not guaranteed.

$200B+ TAM: Strategic Growth Plan



Industrial Water Treatment
$10B+ TAM

Stormdrain Contracts
$100B+ TAM

Oil Spill

Response
$100B+ TAM

Team

EcoSave Technologies is led by a passionate and experienced team equipped to scale this vision. Our team has a high degree of combined expertise, with each individual an expert in their respective field:



EcoSave Technologies Team Expertise
Engineering
Expertise in engineering practices and principles.
Government Relations
Knowledge of navigating government policies and regulations.
Patents
Understanding of intellectual property and patent processes.
Fabrication
Skills in manufacturing and assembling products.
Chemistry
Proficiency in chemical processes and applications.
Sales
Experience in selling products and services effectively.
Marketing
Knowledge of promoting products and brand strategies.
Distribution
Expertise in logistics and distribution channels.
Maintenance
Skills in upkeep and repair of equipment.

Here are some of the key contacts established by our team in a short amount of time, which has propelled our growth and traction significantly over the past 6 months:

Key Contact Points

Scripps Institute of Oceanography	UK Consulate	Non-DOD U.S. Coast Guard	Port of San Diego	San Diego Airport Authority	UCSD i4X Engineering Program
A leading research institution focused on marine science and environmental sustainability, aligning with EcoSave Technologies' mission to remove oil pollutants and protect marine ecosystems.	Supports business growth and international partnerships. Engaging with them can open opportunities for expansion into global markets, securing potential investors, and fostering trade relations in sustainable technology.	Responsible for maritime safety, environmental protection, and oil spill response. Collaboration with the Coast Guard can enhance the deployment of EcoSave's technology for oil spill cleanups and regulatory compliance.	Focuses on sustainable maritime innovation and environmental initiatives. Partnering with them allows EcoSave Technologies to demonstrate and implement its pollution control systems in real-world port operations.	Oversees environmental initiatives around the airport, including water contamination management. A potential collaboration can help apply EcoSave's solutions for runoff pollution and stormwater treatment.	A hub for cutting-edge engineering and technological advancements. Working with this program could facilitate R&D support, prototype development, and access to emerging innovations in environmental tech.

Each of these key contacts represents an entry point into a lucrative bidding and contracting pipeline, which is often driven by connections, alliances, and pre-existing relationships with highly trusted industry players.

Press

EcoSave Technologies leadership has been sought out and featured on ABC, CBS, and Fox affiliates as experts in our field, discussing our solutions and our proposed approaches to environmental crisis.

Recent Press Coverage Examples



10NEWS
SAN DIEGO
JOE DOLIN
PRESIDENT, ECOSAFE TECHNOLOGIES
CBS8

We intend to amplify our press outreach and coverage as we grow, taking advantage of high-profile media outlets and opportunities for exposure.

Use of Funds

We are currently presented with ongoing market opportunities where we are well positioned to win competitive contracts. We intend to use the capital raised here to invest in our company and people, allowing us to take our groundbreaking EST CORE™ technology broadly to market.

How we anticipate using investor funds:



Anticipated Budget Allocation from Capital Raise
12% Distribution...
25% Staffing
8% Operations
10% Marketing
10% Sales
20% R&D
15% Fabrication

As you can see, the request for capital investment is well justified, with a plan in place to reach in-market buyers that already have budget allocated for our specific products and expertise.

Invest in EcoSave Technologies

You can invest in a company that is ready to make a real-world difference for our oceans and waterways. Not only will you be supporting a company that is ready to capitalize on these ENORMOUS market opportunities, but **you personally** have the ability to impact **real change**.

As we've demonstrated, our EST CORE™ technology:

- uniquely protects our oceans and waterways.
- is significantly faster and more effective at a fraction of the cost.
- can prevent companies and municipalities from incurring fines and penalties.
- can lower insurance costs of huge multinational corporations.

Ours is truly a market-ready solution where everyone wins!

We appreciate your time and shared passion for our oceans and waterways. It is our sincere hope that you are ready to take this journey with us and become a proud investor and champion of our company. Together, let's create a cleaner future for all. Thank you!



Invest and Make a World of Difference
Support Effective Solutions
Our efficient system can reduce pollution and municipal costs.
Create a Cleaner Future
Our collective efforts can lead to healthier ecosystems for all.
Capitalize on an Enormous Market Opportunity
Help us fulfill the tremendous potential of our technology worldwide

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For further information:

- Visit our website **ecosavetech.com**

- Write to EcoSave Technologies

9920 Pacific Heights Blvd., Suite 150

San Diego, CA 92121

Appendix A

Excerpts from independently verified lab results:

- **Pace Analytical**

- **Precision Analytical**

- **ECA**